SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release	September 25, 2006 at 11.00 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso further expands its plantations in Guangxi

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso today signed a contract with Beihai city in Guangxi province, China, to secure fibre resources. Under the contract, in the period 2006–2008 Beihai city will provide Stora Enso with a total of 30 813 hectares of plantation and land through purchasing existing plantations and establishing new plantations on forestland.

Stora Enso currently has about 60 000 hectares of hardwood industrial plantations and land usage rights in southern Guangxi. The aim is to create a sustainably managed fibre base of 160 000 hectares of plantation land by 2010 to support establishment of an integrated pulp and paper mill in Guangxi in the long term.

“The plantations and land that Beihai city will provide for Stora Enso form an integral part of the whole fibre base portfolio that will be of the utmost importance to successful forest, pulp and paper integration in Guangxi,” said Elisabet Salander Björklund, Senior Executive Vice President, Stora Enso Forest Products. “We are very pleased with the progress we are making with the support of our partners.”

To ensure sustainable development of the plantations, Stora Enso invited the United Nations Development Programme (UNDP) to carry out an Environmental and Social Impact Assessment (ESIA) of the Guangxi plantations in 2005 and 2006. The assessment found that there are no major environmental or social issues that could have an impact Stora Enso’s plantation project in Guangxi.

For further information, please contact:

Elisabet Salander Björklund, SEVP, Stora Enso Forest Products, tel. +46 70 578 2751

Kari Tuomela, President, Guangxi, Stora Enso Forestry, tel. +86 139 786 61368

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Previous press releases concerning Stora Enso’s activities in China are available at www.storaenso.com/press:

–	20 June 2006: Stora Enso increases loan facility for its operations in China
–	25 April 2006: Stora Enso has signed a joint-venture agreement with Shandong Huatai Paper
–	3 April 2006: Corenso expands in China
–	29 March 2006: Stora Enso to sign an agreement for co-operation with UNDP China
–	10 November 2005: Stora Enso strengthens its presence in Guangxi
–	10 June 2005: Stora Enso signs loan agreement with International Financing Corporation
–	31 March 2005: UNDP to Assess Environment and Social Impact of a Forestry Investment Project in Guangxi, China
–	28 October 2004: Stora Enso joint venture in China
–	4 February 2004: Stora Enso to modernise its fine paper machine at Suzhou, China

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel